RE: Support Item 9 Report on Worker and Community Impact from Facility Closures and Energy Transitions

Dear Chevron shareholders:

The United Steelworkers (USW) urges you to vote FOR Item 9 which requests that the Board of Directors create a report regarding the impact on workers and communities from closure or energy transition of the Company’s facilities.

Chevron expects to invest more than $10 billion between now and 2028 in a lower carbon future, and while the company has a human rights policy and engagement process, these mechanisms do not specify how the company would address the wider impacts of decarbonization on workers or communities.

The shifting energy landscape is already having immense impacts on workers and their communities. In some cases, it resulted in as much as 75% job loss, leaving a significant number of workers behind.

As Chevron begins to convert, transition, or sell its operations, it will be essential to engage with workers and community leaders to consider the impacts on all stakeholders and lay out a roadmap for mitigating negative impacts with measurable success.

This means not only preserving as many existing jobs as possible, but also employing current energy workers in new roles and equipping them with the skills necessary to succeed, as well as ensuring the jobs of the future are good, family sustaining jobs.

When changes do result in lower employment, shareholders and corporate executives need to put in place vigorous safeguards to protect workers and their communities, including a bridge to retirement for older workers, robust health care supports to ease workers’ transition and skills training that will facilitate reemployment in other industries.

This all begins with a credible assessment of social impact that draws on the perspectives of workers themselves and their communities. The reporting should include time-bound indicators and metrics for investors to measure success.

The USW urges you to vote FOR Item 9.

Please contact Sabrina Liu at sliu@usw.org or 412-562-2482 with any questions.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

About the USW - The USW represents 850,000 workers in North America employed in many industries that include metals, rubber, chemicals, paper, oil refining and the service and public sectors. The USW is a shareholder in Chevron Corporation and represents almost 2,000 members at Chevron facilities

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.